Exhibit 23.4
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Registration Statement of EverBank Financial Corp on Form S-1 of our report dated April 20, 2009 related to the consolidated financial statements of Tygris Vendor Finance, Inc. and subsidiaries (formerly US Express Leasing, Inc.) for the period from January 1, 2008 through May 28, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the May 28, 2008 acquisition of US Express Leasing, Inc. by Tygris Commercial Finance Group, Inc.), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
New York, New York
October 7, 2010